SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2006

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

25 May 2006	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Financial Results for the First Quarter of 2006

NETANYA, Israel, May 25, 2006 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported financial results for the first quarter of 2006.

Revenues for the first-quarter reached NIS 139.1 million (US$29.8 million) compared with NIS 135.3 million (US$29 million) for the previous quarter and NIS 137.5 million (US$29.5 million) for the first quarter of 2005. During first-quarter 2006, the company’s ARPU (Average Revenue Per User) reached NIS 176.4 (monthly, not including value-added tax) compared to NIS 172.6 in the fourth quarter of 2005 and NIS 172.3 in the first quarter of 2005.

The continued increase in ARPU in the multi-channel TV segment in the first quarter is attributed to tariff increase to part of the customers and to increased demand for pay –per-view and “on-demand” content. As of March 31, 2006, Matav had approximately 250.2 thousand subscribers, compared to 251.5 thousand subscribers as of December 31, 2005 and approximately 254.2 thousand as of March 31, 2005. Matav reported an increase in its Internet customer base along with a decrease in ARPU due to the intense competition in this market segment. As of March 31, 2006, the Company has approximately 116.8 thousand Internet subscribers.

Matav is not consolidating Hot Telecom (26.6%) in its financial results. Hot Telecom was established as a limited partnership between the three cable companies in order to offer communication services over the cable infrastructure in Israel. Hot Teleom’s revenues for the first quarter of 2006 reached NIS 33.1 million (US$7.1 million) compared with NIS 27.9 million (US$6 million) in the previous quarter and NIS 6.5 million (US$1.4 million) in the first quarter of 2005.

First-quarter operating expenses increased to NIS 126.3 million (US$27.1 million) from NIS 124.4 million (US$26.7 million) in the previous quarter and NIS 118.1 million (US$25.3 million) in the first quarter of 2005. The increase in operating expenses compared to the previous quarter is due mainly to higher content expenses related to seasonality and higher expenses due to enhanced customer service platform. The increase in operating expenses compared to the first quarter of 2005 is due mostly to an enhanced customer service platform and to operating expenses related to the launch of new services (such as VoD).

First-quarter gross profit totaled NIS 12.8 million (9.2%) (US$2.7 million) compared with NIS 10.9 million (8.1%) (US$2.3 million) for the fourth quarter of 2005 and NIS 19.3 million (14.1%) (US$4.1 million) for the first quarter of 2005.

First-quarter selling and marketing expenses totaled NIS 11.7 million (US$2.5 million), compared with NIS 12.6 million (US$2.7 million) for the fourth quarter of 2005 and compared to NIS 14.6 million (US$ 3.1 million) for the first quarter of 2005. The decrease in selling and marketing expenses compared to the year-ago quarter is due to a decrease in advertising expenses.

First-quarter G&A expenses reached NIS 10.2 million (US$2.2 million) compared with NIS 11.6 million (US$2.5 million) in the fourth quarter of 2005 and NIS 9.6 million (US$ 2.1 million) for the first quarter of 2005.

First-quarter operating loss totaled NIS 9.1 million (US$2 million), compared with an operating loss of NIS 13.3 million (US$2.9 million) for the fourth quarter of 2005, and an operating loss of NIS 4.8 million (US$1 million) for the first quarter of 2005.

First-quarter EBITDA reached NIS 23.7 million (17.3%) (US$5.1 million) compared with NIS 20.7 million (15.5%) (US$4.4 million) in the fourth quarter of 2005 and NIS 27.9 million(20.6%) (US$6 million) in the first quarter of 2005.

First-quarter financing expenses totaled NIS 12.1 million (US$2.6 million) compared with NIS 12.5 million (US$2.7 million) in the fourth quarter of 2005 and NIS 11.8 million (US$2.6 million) in the first quarter of 2005. The Company’s financing expenses are influenced by the exchange rate between US dollar and Israeli shekel, the Israeli CPI ,and Prime interest rate.

Matav’s share in affiliated companies’ losses for the first quarter was NIS 3.1 million (US$0.7 million). These losses are the result of Matav’s investment in Hot Telecom. In the fourth quarter of 2005, Matav reported equity losses of NIS 4.3 million (US$ 0.9 million), which were mainly due to Matav’s share in Hot Telecom losses. In the first quarter of 2005, Matav reported equity profits due to its investment in Partner Communications, in the amount of NIS 5 million (US$ 1.1 million), which was off-set by equity losses of NIS 1.7 million (US$0.4 million) due to Hot Telecom.

Matav reported first-quarter net loss of NIS 24.4 million (US$5.2 million), or NIS 0.81 (US$0.2) per ordinary share, compared with a net loss of NIS 40.7 million (US$8.7 million), or 1.34 (US$0.3) per ordinary share, for the fourth quarter of 2005 and NIS 13.3 million (US$2.9 million) or NIS 0.44 (US$0.1) per ordinary share, for the first quarter of 2005. The fourth quarter results were influenced among other things by an allocation of approximately NIS 10 million related to a revaluation of certain real-estate assets.

On May 8, 2006, Matav announced that it signed together with the other Israeli Cable Operators, namely the group led by Golden Channels G.P., and the group led by Tevel International Telecommunications Ltd. an agreement for the purchase by Matav, directly or indirectly, of all of the outstanding shares, partners’ rights, or assets and liabilities of each of the entities constituting the groups.

In consideration for the above acquisition, Matav will assume, directly or indirectly, the financial liabilities of the entities constituting the groups as of December 31, 2005 in an aggregate amount of approximately NIS 3 billion, and will issue approximately 45,600,000 shares to the groups’ direct or indirect owners, constituting approximately 60% of Matav’s outstanding shares following the completion of the transaction. Accordingly if the transaction is completed the holdings of Matav’s existing shareholders will be diluted. If completed, the acquisition will be effected retroactively as of January 1, 2006, such that the business operating results of the merged activity commencing as of that date will be attributed to the company.

The completion of the transaction is subject to various conditions precedent, including the completion of due diligence, the execution of a definitive agreement regarding the financing of Matav following the acquisition and the receipt of certain third party and regulatory approvals. The completion of the transaction is also subject to the approval of the Company’s shareholders and their approval of certain amendments to the Company’s Articles of Association, including with respect to the structure of the Company’s board. The transaction is also subject to the completion of certain actions by the parties so that either the Fishman Group or Yedioth Communications Ltd. will be the Company’s largest shareholder immediately following the closing of the transaction.

There is no assurance that these conditions will be satisfied or that the proposed transaction, or a similar transaction, will be consummated on these or any other terms.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the Israeli cable subscriber market. Matav’s current investments include 1.2% of Partner Communications Ltd., a GSM mobile phone company and 18.5% of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Tal Peres, CFO
Matav Cable Systems
Telephone: +972-9-860-2221

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	March 31,		March 31,
	2005	2005	2006	2006
	AUDITED	UNAUDITED		UNAUDITED
	Reported NIS In thousands (1)			U.S. dollars

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	13,184	1,157	605	130
Short-term deposit	27,196	50	21,637	4,638
Trade receivables	74,699	78,807	83,222	17,840
Other accounts receivable	20,381	21,767	16,472	3,531

Total current assets	135,460	101,781	121,936	26,139

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliates	79,040	117,992	57,673	12,363
Investment in other companies	19,278	-	46,934	10,060
Investment in limited partnerships	669	1,629	669	143
Rights to broadcast films and programs	23,918	34,887	22,576	4,839
Other receivables	317	597	318	68

	123,222	155,105	128,170	27,473

FIXED ASSETS, NET
Cost	2,265,503	2,153,126	2,292,024	491,323
Less - accumulated depreciation	1,451,095	1,328,036	1,480,060	317,269

	814,408	825,090	811,964	174,054

OTHER ASSETS, NET	2,525	2,933	2,425	520

	1,075,615	1,084,909	1,064,495	228,186

(1)     Nominal financial reporting beginning January 1, 2004.

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MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	March 31,		March 31,
	2005	2005	2006	2006
	AUDITED	UNAUDITED		UNAUDITED
	Reported NIS In thousands (1)			U.S. dollars

LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Credit from banks and others	551,742	469,564	561,256	120,312
Current maturities of debentures	34,596	33,904	34,751	7,449
Trade payables	105,187	112,516	93,943	20,138
Jointly controlled entity - current account	15,648	18,265	23,210	4,975
Other accounts payable	101,525	210,009	108,438	23,245

Total current liabilities	808,698	844,258	821,598	176,119

LONG-TERM LIABILITIES:
Loans from banks and others	75,464	100,940	76,036	16,299
Debentures	-	33,220	-	-
Customers' deposits for converters, net	16,074	19,251	15,436	3,309
Accrued severance pay, net	3,327	2,716	3,591	770
Deferred taxes	4,695	-	4,695	1,006

Total long-term liabilities	99,560	156,127	99,758	21,384

Total liabilities	908,258	1,000,385	921,356	197,503

SHAREHOLDERS' EQUITY:
Share capital	48,901	48,899	48,901	10,483
Additional paid-in capital	375,538	375,538	375,538	80,501
Deferred compensation	354	-	506	108
Accumulated deficit	(257,436)	(339,913)	(281,806)	(60,409)

Total shareholders' equity	167,357	84,524	143,139	30,683

	1,075,615	1,084,909	1,064,495	228,186

(1)     Nominal financial reporting beginning January 1, 2004.

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MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share and per ADS data)

	Year ended December 31	Three months ended March 31,		Convenience translation Three months ended March 31
	AUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	2005	2005	2006	2006
	Reported (1) (NIS In thousands)			U.S. dollars

Revenues	542,968	137,464	139,131	29,824

Operating expenses	481,560	118,120	126,281	27,070

Gross profit	61,408	19,344	12,850	2,754

Selling, marketing, general and administrative
expenses:
Selling and marketing expenses	53,318	14,618	11,717	2,512
General and administrative expenses	*)42,487	9,566	10,194	2,185

	*)95,805	24,184	21,911	4,697

Operating loss	*)(34,397)	(4,840)	(9,061)	(1,943)
Financial expenses, net	(50,645)	(11,796)	(12,146)	(2,604)
Other income, net	153,526	143	17	4

Income (loss) before taxes on income	*)68,484	(16,493)	(21,190)	(4,543)
Taxes on income	(6,736)	46	36	8

Income (loss) after taxes on income	*)75,220	(16,539)	(21,226)	(4,551)
Equity in earnings (losses) of investees, net	(6,000)	3,282	(3,144)	(674)

Net income (loss)	*)69,220	(13,257)	(24,370)	(5,225)

Income (loss) per ordinary share	*)2.29	*)(0.44)	(0.81)	(0.17)

Income (loss) per ADS	*)4.58	*)(0.88)	(1.62)	(0.34)

Weighted average number of shares outstanding
in thousands	30,222	30,221	30,223	30,223

Weighted average number of ADSs outstanding in
thousands	15,111	15,111	15,111	15,111

Operating income (loss)	*)(34,397)	(4,840)	(9,061)	(1,943)
Net of the effect of proportional consolidation	(4,130)	(1,029)	(1,037)	(222)
Depreciation and amortization (including income
from amortization of deposits for converters)	136,672	33,796	33,778	7,241

Memo EBITDA(**) - not including proportional
consolidation	*)98,145	27,927	23,680	5,076

(1)     Nominal financial reporting beginning January 1, 2004.

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(*)	Restated.

(**)	EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further a perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

EBITDA may not be indicative of the historic operating results of the Company. Nor is meant to be predictive of potential future results.

Reconciliation between the operating profit in the financial statements and EBIDTA is presented in the attached summary financial statements.

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